SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM CB
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) **[X]**

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) **[X]**

TOKYU HYAKKATEN KABUSHIKI KAISHA
(Name of Subject Company)

TOKYU DEPARTMENT STORE CO., LTD.
(Translation of Subject Company's Name into English (if applicable))

JAPAN
(Jurisdiction of Subject Company's Incorporation or Organization)

TOKYU CORPORATION
(Name of Person(s) Furnishing Form)

N/A
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Hisashi Takai
Tokyu Corporation
5-6 Nampeidai-cho
Shibuya-ku, Tokyo 150-8511 Japan
Telephone 81-3-3477-6622

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Attached as Attachment I is an English translation of a press release made in Japan, Tokyu Corporation's home jurisdiction, on November 5, 2004 (Tokyo) which was also issued in the United States on November 5, 2004 and is available on Tokyu Corporation's website at http://www.ir.tokyu.co.jp/index_e.html.

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Tokyu Corporation also submitted notice in Japanese to the Tokyo Stock Exchange on November 5, 2004 (Tokyo) in the same form as the press release referenced in Part I, an English translation of which is attached as Attachment I.

PART III
CONSENT TO SERVICE OF PROCESS

Form F-X appointing an agent for service of process in connection with the subject transaction was filed concurrently with Form CB filed with the Securities and Exchange Commission on September 28, 2004.

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

(Signature)

Yuji Kinoshita
General Manager
Accounting, Group Strategy & IR Division
Financing, Accounting and Group Strategy Headquarters

(Name and Title)

November 5, 2004

(Date)

Company Name: **TOKYU CORPORATION**
Name of Representative Director: Kiyofumi Kamijo,
President & Representative Director
(Code No.9005, Tokyo Stock Exchange, First Section)

Contact:
Kazuyoshi Kashiwazaki
IR Manager, Accounting, Group Strategy & IR Division,
Finance, Accounting & Group Strategy Headquarters
(Telephone: +81-3-3477-6168)

Notice of Result of Tender Offer by Tokyu Corporation; Tokyu Department Store and Tokyu Agency Inc. to become Subsidiaries

Tokyo, November 5, 2004 ---The Board of Directors of Tokyu Corporation (hereinafter "Tokyu") resolved in a meeting held on September 27, 2004 to commence a tender offer for Tokyu Department Store Co., Ltd. (Code No.8232, hereinafter "TDS") shares. The result of the tender offer for shares that commenced on September 28, 2004 and concluded on November 4, 2004 are as follows below. In addition, as a result of the tender offer, TDS and Tokyu Agency Inc. (hereinafter "TAI") are expected to become new subsidiaries of Tokyu effective on November 11, 2004 and these details are also described more fully herein.

1. Result of the tender offer

1. Outline of tender offer (announced on September 27, 2004)
   - (i) Name of target company: Tokyu Department Store Co., Ltd.
   - (ii) Class of shares, etc. to be purchased: Common Shares
   - (iii) Tender offer period: The 38 days from Tuesday, September 28, 2004 to Thursday, November 4, 2004.
   - (iv) Tender offer price: ¥175 per share.

2. Result of tender offer

(i) Status of shares tendered

Number of shares offered to be purchased: 117,100,000 shares
Number of tendered shares: 96,360,790 shares
Number of shares purchased: 96,360,790 shares

(ii) Result of tender offer

Number of tendering shareholders	Number of tendered shares	Number of shares purchased	Number of shares returned
1,673	96,360,790	96,360,790	0

(iii) Calculation pursuant to the pro rata method

Not applicable

(iv) Change in ownership of shares and ownership percentages

Number of shares owned prior to tender offer:	67,483,580 (24.37% of total)
Number of shares purchased:	96,360,790
Number of shares owned after tender offer:	163,844,370 (59.18% of total)

Note: The percentages of shares owned are calculated based on the 276,859,147 TDS shares issued and outstanding as of July 31, 2004.

(v) Funds required for tender offer: ¥ 16,863 million

3. Settlement method and commencement date

(i) Name and headquarters address of the securities firm conducting settlement of purchase, etc.

Nomura Securities Co., Ltd.
9-1 Nihonbashi 1-chome, Chuo-ku, Tokyo, Japan

(ii) Commencement date of settlement

Thursday, November 11, 2004

(iii) Settlement method

A Notice of purchase through tender offer will be mailed to the address of each tendering shareholder (or in the case of non-Japanese shareholders, to their respective standing proxy or nominee), soon after expiration of the tender offer period. Settlement will be made in cash, either by remittance from the tender offer agent to a designated place or by payment at the head office or any domestic branch of the tender offer agent, according to the instructions of shareholders tendering shares.

2. Information regarding the companies to become subsidiaries

As a result of the aforementioned tender offer, Tokyu will own 59.18% of TDS shares and, on November 11, 2004, it is planned that TDS will become a subsidiary of Tokyu. In addition, with regard to TAI, an affiliated company of Tokyu, Tokyu's effective ownership of TAI shares will become 46.29% when the number of shares Tokyu and its subsidiaries own in TAI are combined with the number of TAI's shares owned by TDS when TDS becomes a subsidiary of Tokyu. Accordingly, it is planned that TAI will become a subsidiary of Tokyu on November 11, 2004.

1. Outline of the company to become a subsidiary

(i) Outline of Tokyu Department Store Co., Ltd.

Trade name	Tokyu Department Store Co., Ltd.	
Line of business	Department store business	
Date of incorporation	March 7, 1919	
Headquarters location (registered office)	24-1 Dougenzaka 2-chome, Shibuya-ku, Tokyo, Japan	
Name of Representative	President and Representative Director Hirokazu Mizuta	
Number of employees	2,860 (as of July 31, 2004)	
Capital	37,707 million yen (as of July 31, 2004)	
Number of issued and outstanding shares	276,859 thousand shares (as of July 31,2004)	
Names and shareholding percentages of major shareholders (as of July 31, 2004):	Tokyu Corporation	24.37%
	Japan Trustee Services Bank, Ltd. (Trust account)	3.76%
	The Master Trust Bank of Japan, Ltd. (Trust account)	3.58%
	The Dai-Ichi Mutual Life Insurance Company	2.70%
	Tokyu Department Store Stock Mate (Venders' Stock Ownership Association)	2.59%

Business performance of TDS for the last two fiscal years

(Millions of Yen)

	Fiscal year ended January 2003	Fiscal year ended January 2004
Revenues from operations	241,015	222,215
Operating income	5,328	8,103
Recurring income	1,625	4,528
Net income	4,835	(10,625)
Total assets	166,279	156,349
Shareholders' equity	27,195	17,280
Annual dividend per share (yen)	---	---

(ii) Outline of Tokyu Agency Inc.

Trade name	Tokyu Agency Inc.	
Line of business	Advertising agency business	
Date of incorporation	March 1, 1961	
Headquarters location (registered office)	8-18 Akasaka 4-chome, Minato-ku, Tokyo, Japan	
Name of Representative	President and Representative Director Kyoichi Kubo	
Number of employees	863 (as of September 30, 2004)	
Capital	3,637 million yen (as of September 30, 2004)	
Number of issued and outstanding shares	16,704 thousand shares (as of September 30, 2004)	
Names and shareholding percentages of major shareholders (as of September 30, 2004)	Tokyu Corporation Tokyu Land Corporation Tokyu Department Store Co., Ltd.	37.06% 29.57% 7.39%

Business performance of TAI for the last two fiscal years

(Millions of Yen)

	Fiscal year ended March 2003	Fiscal year ended March 2004
Revenue from operations	181,984	155,900
Operating income	2,438	1,503
Recurring income	2,519	2,205
Net income	485	771
Total assets	53,589	50,192
Shareholders' equity	3,830	6,354
Annual dividend per share (yen)	---	---

2. Planned date to become a subsidiary
   Thursday, November 11, 2004

3. Future outlook
   TDS and TAI are currently both equity method affiliates of Tokyu, but as a result of the tender offer for TDS, will become consolidated subsidiaries. In our consolidated results for the fiscal year ending March 2005, we intend to post equity in profits and losses of TDS and TAI as an investment profit on equity method and consolidate their balance sheets as of March 31, 2005. Accordingly, the operating revenues, operating income, etc. of both companies will be reflected in Tokyu's consolidated results for the fiscal year ending March, 2006 and subsequent fiscal years.

3. Regarding the share exchange

In accordance with the share exchange memorandum of understanding concluded between Tokyu and TDS on September 27, 2004, the execution of the share exchange agreement with TDS is planned to take place on November 15, 2004. As a result of Tokyu's tender offer for TDS shares, and in accordance with the provisions of Article 358 (Simplified Share Exchange) of the Commercial Code of Japan, approval of the share exchange agreement by a general meeting of shareholders of Tokyu is not required and so Tokyu will not hold an extraordinary shareholders' meeting.

* * *